United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

Table of Contents:

Press Release
Signature Page

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: May 12, 2020		Director of Investor Relations

BofA-ML Global Metals, Mining & Steel Conference

VALE

Eduardo Bartolomeo

May 12th, 2020


Ground Zero Brumadinho
Project for environmental recovery

Disclaimer

"This presentation may include statements that present Vale's expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under "Forward-Looking Statements" and "Risk Factors" in Vale's annual report on Form 20-F."

"Cautionary Note to U.S. Investors - The SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We present certain information in this presentation, including 'measured resources,' 'indicated resources,' 'inferred resources,' 'geologic resources', which would not be permitted in an SEC filing. These materials are not proven or probable reserves, as defined by the SEC, and we cannot assure you that these materials will be converted into proven or probable reserves, as defined by the SEC. U.S. Investors should consider closely the disclosure in our Annual Report on Form 20-K, which may be obtained from us, from our website or at http://http://us.sec.gov/edgar.shtml."

Our strategic pillars remain solid…

- Safety and operational excellence
- New pact with society
- Maximize flight to quality in Iron Ore
- Base Metals transformation
- Discipline in capital allocation


Geotechnical Monitoring Center

VALE

… as well as our commitments

People


VALE
Renata Nogueira, maintenance coordinator at a pelletizing plant, Tubarão

Safety


Sul Superior back-up dam structure

Reparation


Ground Zero Brumadinho Project for environmental recovery

On a journey to become *one of the safest and most reliable* mining companies in the world

Dam de-characterization plan is on track

- 8B dam de-characterization in 2019
- Fernandinho dam[1] de-characterization by Dec/20
- 2 backup dams concluded, 1 expected for 2H20

Tailings Management System review

- Following global best practices
- Engineer of Record (EoR)
- Continuous monitoring of structures

Safety and Operational Excellence Office

- VPS – 72,000+ trained employees
- Safe Work Permit standard[2]
- HIRA[3] – global risk assessment in 28 sites

COVID-19 pandemic

- World-class safety standards in all operations, including **massive testing** and **GPS-based contact tracing**


Massive tests in operations

[1] Located in Nova Lima city. [2] Starting in May 2020. [3] Hazard Identification and Risk Assessment process.

VALE

We are advancing with the *reparation* of Brumadinho

R$ 3.7 billion
in indemnifications[1]

	Emergency aid	Civil	Labour
People	+106,000	+5,210	+1,600

Communities of Minas Gerais receive additional support in the pandemic



Family healthcare unit and nursery under construction at Parque da Cachoeira, one of the districts affected by the Dam 1 rupture

[1] Approximate figures, referring to signed agreements (paid and payable, civil and labour), labour indemnification paid for collective damages and emergency aid paid, updated on May 11th, 2020.

We are *honoring our new pact with society* in the COVID-19 pandemic

R$ 500 million in measures to fight the pandemic


VALE

5 million detection kits for Brazil



30 million PPEs[1]



Construction of field hospitals


Field hospital in Parauapebas

Support to almost **3,000 suppliers** in Brazil



[1] Personal Protection Equipment for the Brazilian Federal and State governments.

Active listening shows our commitment

PUBLIC CONSULTATION
We heard that is best practice to have public consultations on policies
We responded by having public consultations on our Human Rights, Climate Change and Sustainability policies

BOARD DIVERSITY
We heard that our diversity should evolve
We responded by adding six new members with different backgrounds

COMPENSATION
We heard that our C-level should be committed to our 2030 goals
We responded by adding 20% ESG factors to our long-term compensation

ESG DISCLOSURE
We heard that our ESG disclosure could improve
We responded by launching a Portal to address the needs for greater ESG transparency

AUDIT COMMITTEE
We heard that we should have an audit committee
We responded by establishing the committee in March 2020, composed of experts

BOARD NOMINATION
We heard that a board election should follow Nomination Committee
We responded by promising to establish a Nomination Committee by 2021

GENDER BALANCE
We heard that we should increase the % of women in the workforce
We responded by defining a goal to double female presence from 13% to 26% by 2030

CLIMATE CHANGE
We heard that we should be bold in our climate change resolutions
We responded by aligning our goal with the Paris Agreement and targeting carbon neutrality by 2050 (scope 1 and 2)

We raised our climate ambition to *drive the transition to a net zero emission* company by 2050

Medium-term target to reduce 33%[1] of scope 1 and 2 emissions by 2030


Absolute emissions ($MtCO_2e$)[2]
14.1
Gap 8.9 $MtCO_2e$
18.4
Target 9.5
< 2°C
Business as usual (Vale @400Mt)[3]
2017
2030

- Alignment with the Paris Agreement
- Roadmap for 2030 based on NPV+ projects
- US$ 2 bn investments in renewable energy
- Renewable power and forest as competitive advantages

[1] Baseline 2017.
[2] Scopes 1 and 2 trajectory, aligned with the UN Environment "Emissions Gap" range for limiting global temperature rise to 1,5°-2°C.
[3] Considering the highest CO_2 emissions level according to Vale's current production master plan (assuming no actions for reduction of emissions) and the 2030 goal.

Over *80% of projects are NPV+* at a carbon pricing of US$ 50/t



Marginal abatement cost
(Curve under development)
Goal¹
35+
projects evaluated
US$ 50/tCO2e
Marginal abatement cost (US$/tCO2e)
4
6
8
10
12
GHG emission reduction in 2030 (MtCO2e)
Commercial: mature technologies with proven performance
Scale-up / Industrial Tests: first industrial use of a technology
Pilot / Prototyping: full scale prototype inside or outside of Vale
Proof of Concept: bench scale tests inside or outside of Vale
Basic Research: theoretical evaluation and studies



Main processes
Mining
Railway
Generation and Distribution
Mill and furnaces
Energy efficiency and renewable electricity
Biofuels as transition fuels
Electrification and breakthrough technologies

¹ The reduction goal is based on the highest CO2 emissions level according to Vale's current production master plan (assuming no actions for reduction of emissions) and the 2030 goal, as detailed in the previous slide. Note: Some projects are in early stage of maturity with technologies under development. The assumptions and scenarios could be redefined, and therefore, change the estimates given in the graph.

Flight to quality in Iron Ore

In Iron Ore, *resuming and stabilizing production* are essential

Iron ore production capacity (Mtpy)



302
330
310
44
27
400
390
10
20
30
450
400
2019 Production
2020 production guidance¹
Resumption of halted capacity (2021)²
Northern System 230 Mtpy
2022 production³
Northern System 240 Mtpy project (2022⁴)
S11D 120 Mtpy (2024⁵)
S11C (2027⁶)
Swing mines (value over volume)
Vale's 400+ Mtpy capacity

[1] Upper guidance range does not consider COVID-19 production potential impact risks (~15Mt) and considers the Brucutu site running at 80% capacity in 2H20 (6Mt, on top of 12Mt). [2] Considering the additional production from the Vargem Grande, Fábrica and Timbopeba sites running a full year (~32 Mt) and the Brucutu at full capacity (on top of upper guidance range of 2020, which considers 18 Mt), achieving 30 Mt. [3] As announced during the Vale Day 2019. [4] Expected start-up date. Project approved and under construction [5] Expected start-up date. Project pending approval. [6] Expected start-up date. Project pending approval. Requires logistics solution.

VALE

Market will be more *balanced: cost and quality* will be key

1 Higher seaborne supply...

Net seaborne supply change as announced (Mt, 2019 vs. 2030)


88
79
55
112
Vale¹
New supply (ex-Vale)
Supply exiting market (mainly depletion)
Total

2 ...stagnant seaborne demand and higher scrap availability...

Steel production by metallic source (Mt)


1,353
119
299
425
1,357
130
316
507
1,340
140
331
594
2019
2025
2030
BF Pig Iron
HBI/DRI + Pig iron
High quality scrap²
Low quality scrap³

3 ...higher need for high quality products...

Allowance carbon price (US$/t CO_2 e)[4]


2019
2030
27
36
NA
25
Europe
China

4 ... and less supply of high quality products

Chinese domestic iron ore supply (Mt)


-100Mt
2019
2030

High quality products as a key driver for competitiveness

Source: Vale Market Intel

¹ Vale at 400Mt production level less 2019' sales (312Mt). ² Prompt and home scrap. ³ Obsolete scrap. ⁴ Scenarios by CRU Consulting.

Supplier of choice for *high quality products* and progressing in *new solutions*

- **Current premium portfolio**: BRBF, IOCJ and pellets
- **GF88**: Pellet feed production using ground IOCJ to meet China needs
- **Northern System expansions**: Additional supply of 65% Fe production
- **New Steel**: Dry fines concentration: up to 67% Fe content
- **Metallics**: "Green" pig iron[1] and HBI as additional premium products

[1] Using Tecnored technology.

We have a portfolio of initiatives to *improve Base Metals business* ahead of growing EV demand



North Atlantic
- Stabilize and improve productivity
- Recover production capacity (VBME and CCM[1])
- Victor project: partnership with Glencore - 4Q20E (+ 30 kt of Cu)[2]

Indonesia
- PTVI divestment
- Pomalaa and Bahodopi JVs: + 110 kt of Ni
- Hu'u project: exceptional geology, + 250 kt of Cu
  - Process to find a partner

South Atlantic
- Salobo: + 30-40 kt of Cu, 2022E
- Alemão: + 60 kt of Cu, approval by 2021E, start- up by 2024E
- Onça Puma 2nd Furnace (+ 20 kt of Ni)[3]
- Mini mines (with OZ Minerals)

New Caledonia
- Refinery closure
- Potential investors: non-binding offers received

[1] Voisey's Bay Mine Expansion and Copper Cliff Mine replacement projects.
[2] Expected final signing of the agreement. Start-up 2025+.
[3] Expected approval by 4Q20, start-up by 2023E.

On track to *resume* our *dividend policy*

Capex
2020-21 ~US$ 5 bn
Onwards: ~US$ 4.5 bn

Net debt at US$ 5 bn
+
US$ 4 bn Brumadinho provisions
(below pre-Brumadinho US$ 10 bn net debt target)

Revolving credit line repayment

Dividends

VALE

We are *de-risking* Vale

- Reparation of Brumadinho
- Assuring dam safety
- Stabilization of iron ore production
- Resumption of dividends payments

VALE